Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 28, 2025 with respect to the consolidated financial statements and financial highlights of Redwood Real Estate Income Fund for the year ended December 31, 2024 which are incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm”, and “Financial Statements”.

/s/ GRANT THORNTON LLP

Chicago, Illinois

April 30, 2025